ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

25 July 2014

PDMR Shareholding

Reed Elsevier today announces the following transactions in the securities of Reed Elsevier by Ian Fraser, a PDMR:

On 25 July 2014, Mr Fraser exercised options to acquire Reed Elsevier PLC (“RE PLC”) and Reed Elsevier NV (“RE NV”) ordinary shares as set out below. All of the ordinary shares acquired on exercise were sold at the prices shown below.

Stock	Date of grant	No. of options	Option price	Sale price
RE PLC	13/03/2006	5,655	530.50p	977.0463p
RE PLC	05/05/2011	41,444	539.00p	977.0463p
RE NV	05/05/2011	27,685	€8.969	€17.188

In addition, Mr Fraser sold a further 5,762 RE PLC ordinary shares at a price of 975.00p per share.

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